

November 7, 2014

Via E-mail
Don L. Rose
Chief Executive Officer
Chalet Lifestyles, Inc.
124 41st Avenue SE
Albany, Oregon 97322

> **Re:** **Chalet Lifestyles, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 14, 2014**
> **File No. 333-198437**

Dear Mr. Rose:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

Business, page 4

General

1.  We note your enumerated list here in response to comment 8 in our letter dated September 24, 2014. Please expand your disclosure in the MD&A to describe with greater specificity the provided services. As examples only, explain what "transportation efficiency assistance" entails and detail anticipated "Recreational Vehicle Dealer expansion programs."

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Plan of Operation</u>

<u>General</u>

2.      We were unable to locate your revisions in response to comment 15 in our letter dated September 24, 2014.  Please advise or revise.

<u>Directors, Executive Officers, Promoters and Control Persons, page 34</u>

3.      We have reviewed your responses to comments 20 and 21 of our comment letter dated September 24, 2014. Please revise the biographies for Mr. and Mrs. Rose to clarify their employment history for the last five years as required by Item 401(e) of Regulation S-K. Please also include risk factor disclosure to address the fact that Mr. and Mrs. Rose appear to have limited or no experience in the RV industry, if true.

<u>Financial Statements and Notes</u>

4.      Please update your financial statements in accordance with Rule 8-08 of Regulation S-X and file an updated consent from your independent auditor.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.  Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3404 with any other questions.

Sincerely,

/s/ Kristina Aberg

Kristina Aberg
Staff Attorney

cc:     Donald P. Hately, Esq.
        Hateley & Hampton